Exhibit 99.2

WALLBOX N.V.

CONVOCATION NOTICE OF THE 2025 ANNUAL GENERAL MEETING

This is the convocation notice for the annual general meeting of shareholders of Wallbox N.V., a public limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands, registered with the Dutch trade register under number 83012559 (Company), to be held on 30 June 2025 at 12:30 pm CEST at Parnassusweg 300, 1081 LC Amsterdam, the Netherlands (AGM).

AGENDA

The agenda items of the AGM shall be as follows. Undefined terms in this agenda shall have the meaning as set out in the explanatory notes to the agenda.

(1)	Opening

(2)	Discussion of the annual report for the financial year 2024 (discussion item)

(3)	Adoption of the annual accounts for the financial year 2024 (voting item)

(4)	Explanation of policy on reserves and dividends (discussion item)

(5)	Discharge from liability of the directors for the performance of their duties during the financial year 2024 (voting item)

(6)	Reappointment and appointment of the following six directors of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2026 (voting items):

(a)	Reappointment of Enric Asunción Escorsa as executive director

(b)	Reappointment of Beatriz González Ordóñez as non-executive director

(c)	Reappointment of Francisco J. Riberas Mera as non-executive director

(d)	Reappointment of Ferdinand Schlutius as non-executive director

(e)	Reappointment of Jordi Lainz Gavalda as non-executive director

(f)	Appointment of Juan González del Castillo Burgos as non-executive director

(7)	Authorization of the Board to acquire shares in its own capital (voting item)

(8)	Designation of the Board as the corporate body authorized to issue shares and grant rights to subscribe for shares (voting item)

(9)	Designation of the Board as the corporate body authorized to limit and/or exclude pre-emptive rights in relation to an issuance of shares or a granting of rights to subscribe for shares (voting item)

(10)	Reappointment of Ernst & Young Accountants, LLP as external auditor for the financial year 2025 (voting item)

(11)	Increase of the authorized capital and amendment of the articles of association of the Company (voting item)

(12)	Reverse stock split and amendment of the articles of association of the Company (voting item)

(13)	Cancellation of fractional shares held or acquired by the Company (voting item)

(14)	Offset of losses against share premium (voting item)

(15)	Any other business

(16)	Closing

No business shall be voted on at the AGM, except such items as included as voting items in the abovementioned agenda.

Meeting materials

Copies of the annual report for the financial year 2024, the annual accounts for the financial year 2024 and the explanatory notes to the agenda (as well as any other meeting materials, including copies of the proposed amendments to the articles of association of the Company, including the verbatim text thereof) are available for inspection and can be obtained free of charge by shareholders and others through the Company’s website (https://investors.wallbox.com) and at the offices of the Company at Carrer del Foc 68, 08038 Barcelona, Spain, until the close of the AGM.

Record Date and designated registers

The record date for all shareholders for the AGM is June 2, 2025 (Record Date). All holders of shares in the capital of the Company as of the Record Date are entitled to receive notice, attend the AGM and vote at the AGM. Those shareholders, and any other person with meeting rights and/or voting rights with respect to shares in the capital of the Company, listed as such on the Record Date in the Company’s shareholders’ register or in the register maintained by the Company’s U.S. transfer agent, Continental Stock Transfer & Trust Company, may attend and, if relevant, vote at the AGM (Registered Holders), regardless of who is entitled to the shares in the capital of the Company at the date of the AGM.

Attendance and voting

Class A shares in the capital of the Company confer the right to cast one vote at the AGM. Class B shares in the capital of the Company confer the right to cast ten votes at the AGM.

Attendance and voting at the meeting in person

Registered Holders and persons who beneficially own shares in the capital of the Company through a broker, bank, nominee or other financial intermediary on the Record Date (Beneficial Owners), who wish to attend and vote at the AGM, must notify the Company in writing of their intention to do so no later than 5:59 am CEST on June 26, 2025 (11:59 pm ET on June 25, 2025).

Registered Holders must (i) include in their notification to the Company their name and the number of shares in the capital of the Company held by them on the Record Date, (ii) enclose with their notification proof of their ownership of the relevant shares and bring such proof to the AGM, and (iii) bring proof of identity to the AGM.

Beneficial Owners must have their broker, bank, nominee or other financial intermediary with whom the underlying shares in the capital of the Company are on deposit, issue a proxy to them which confirms they are authorized to take part in and vote at the AGM. These Beneficial Owners must (i) include in their notification to the Company their name and the number of shares beneficially owned by them on the Record Date, (ii) enclose with their notification proof of their beneficial ownership of the relevant shares, such as a recent account statement, as well as the aforementioned proxy issued to them, and bring such proof and proxy to the AGM, and (iii) bring proof of identity to the AGM.

Attendance and voting through proxy

In order to be represented and have votes cast at the AGM, shareholders may have themselves represented at the AGM by an electronically recorded or written proxy (instead of attending the meeting in person).

If you are a Registered Holder you will receive by mail an internet notice and you may vote:

•	by Internet—You can vote over the internet at www.proxyvote.com by following the instructions on the internet notice; and

•

by Mail—You can download the proxy card from the Company’s website at https://investors.wallbox.com/shareholder-meetings and vote by mail by signing, dating and mailing the 2025 voting proxy card and return it in the postage-paid envelope which was provided to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Internet voting facilities for Registered Holders will be available 24 hours a day and will close at 5:59 am CEST on June 26, 2025 (11:59 pm ET on June 25, 2025). Proxies by mail must be received no later than 5:59 am CEST, on June 26, 2025 (11:59 pm ET on June 25, 2025).

To vote via the internet, you will need the 16-digit control number included on your internet notice or on the instructions that accompanied your proxy materials.

If you received an internet notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you specifically request them. If you would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the internet notice. If you received printed copies of our proxy materials, then instructions regarding how you can vote are contained on the proxy card included in the materials.

Whether or not you expect to attend the AGM in person, we urge you to vote your shares as promptly as possible to ensure your representation and the presence of a quorum at the AGM. If you submit your 2025 voting proxy card or vote online, you may still decide to attend the AGM in person.

If you are a Beneficial Owner and your shares are held in through a bank or broker nominee or other financial intermediary, you will receive instructions on how to vote from the bank or broker. You must follow their instructions in order for your shares to be voted. Internet voting also may be offered to shareholders owning shares through certain banks and brokers. In any case, the instructions vote of the Beneficial Owner must be received no later than 5:59 am CEST, on June 26, 2025 (11:59 pm ET on June 25, 2025) by Broadridge.

Registration and admission

Registration will take place at the registration desk at the venue between 11:30 am CEST and the commencement of the AGM at 12:30 pm CEST. It is not possible to register after this time. The chairperson of the AGM decides on all matters relating to admission to the AGM. Any notification, proxy and any other document to be submitted in accordance with the procedures described above received after the dates and/or times described above, may be ignored. Registered Holders, Beneficial Owners, proxyholders and other attendees who have not complied with or do not comply with the procedures described above may be refused entry to the AGM.

Other matters

In case you have any questions with respect to the AGM, please contact agm@wallbox.com. You are advised to check our website (https://investors.wallbox.com) on a regular basis for updates on the AGM. The official language of the AGM shall be the English language.

The Board,

30 May 2025

WALLBOX N.V.

EXPLANATORY NOTES TO THE AGENDA OF THE 2025 ANNUAL GENERAL MEETING

These are the explanatory notes to the agenda for the annual general meeting of shareholders of Wallbox N.V., a public limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands, registered with the Dutch trade register under number 83012559 (Company), to be held on 30 June 2025 at 12:30 pm CEST at Parnassusweg 300, 1081 LC Amsterdam, the Netherlands (AGM).

(1)	Discussion of the annual report for the financial year 2024 (discussion item)

This agenda item comprises a discussion of the Company’s annual report over the financial year 2024. The Company’s annual report over the financial year 2024 has been made available on the website of the Company (http://www.investors.wallbox.com) and the Company’s office address.

(2)	Adoption of the annual accounts for the financial year 2024 (voting item)

The Company’s annual accounts over the financial year 2024 have been drawn up and signed by all directors of the Company. The Company’s annual accounts over the financial year 2024 have been made available on the website of the Company (http://www.investors.wallbox.com) and the Company’s office address.

It is proposed to adopt these annual accounts.

(3)	Explanation of policy on reserves and dividends (discussion item)

This agenda item comprises an explanation of the Company’s policy on reserves and dividends, which is as follows. For the foreseeable future, the Company intends to retain all available funds and any future earnings to fund the development and expansion of the business. The payment of cash dividends in the future will be dependent upon the Company’s revenues and earnings, if any, capital requirements and general financial condition.

Under Dutch law, the Company may only pay dividends to the extent the Company’s equity (eigen vermogen) exceeds the sum of its paid up and called up part of its issued capital and the reserves which must be maintained pursuant to the law and (if it concerns a distribution of profits) after adoption by the general meeting of the Company of the annual accounts from which it appears that such distribution is permitted.

Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Board of Directors of the Company (Board). The Board may decide that all or part of the remaining profits shall be added to the reserves. After such reservation, any remaining profit will be at the disposal of the general meeting of the Company. The Board may resolve to make interim distributions on the Company shares, subject to certain requirements, and with observance of (other) applicable statutory provisions, without the approval of the general meeting of the Company. However, the Company does not anticipate paying any dividends on the Company shares for the foreseeable future.

(4)	Discharge from liability of the directors for the performance of their duties during the financial year 2024 (voting item)

It is proposed that the directors of the Company be discharged from liability for the performance of their duties during the financial year 2024, insofar as the performance of such duties is disclosed in the Company’s annual report or annual accounts over the financial year 2024 or has otherwise been publicly disclosed prior to the adoption of the Company’s annual accounts over the financial year 2024.

(5)	Reappointment and appointment of the following six directors of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2026 (voting items)

Pursuant to the Company’s articles of association, directors of the Company are appointed by the general meeting of the Company at the nomination of the Board. A director of the Company shall be appointed for a term of approximately one year, which term of office shall lapse immediately after the close of the annual general meeting held in the year after his or her appointment. A director of the Company may be reappointed with due observance of the preceding sentence.

(a)	Reappointment of Enric Asunción Escorsa as executive director

In accordance with the nomination made by the Board, it is proposed to reappoint Enric Asunción Escorsa as executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2026.

Enric Asunción Escorsa has performed his tasks satisfactorily and based upon this performance of tasks since his prior appointment, the Board believes that Enric Asunción Escorsa is the appropriate candidate for this position.

Mr. Asunción, 40 years old, is the Chief Executive Officer and executive director of the Board. Mr. Asunción is a Wallbox co-founder and has served as Wallbox’s Chief Executive Officer and as a member of the Wallbox board since 2015. Previously, Mr. Asunción served as Program Manager of Charging Installations at Tesla, Inc., an American electric vehicle and clean energy company, from June 2014 to June 2015. Prior to Tesla, Inc., Mr. Asunción worked as an engineer at Applus+ IDIADA, an engineering company providing design, testing, engineering and homologation services to the automotive industry, from July 2011 to June 2014. Mr. Asunción holds an Engineering degree from Universitat Politecnica de Catalunya (DNF). The Board believes that Mr. Asunción is well qualified to serve on the Board due to the perspective and experience he brings as Wallbox’s Chief Executive Officer and co-founder and his extensive experience in the automotive industry.

(b)	Reappointment of Beatriz González Ordóñez as non-executive director

In accordance with the nomination made by the Board, it is proposed to reappoint Beatriz González Ordóñez as non-executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2026.

Beatriz González Ordóñez has performed her tasks satisfactorily and based upon this performance of tasks since her prior appointment, the Board believes that Beatriz González Ordóñez is the appropriate candidate for this position.

Ms. González, 50 years old, is the Founding and Managing Partner of Seaya Ventures, a Spanish venture capital firm specializing in technology companies. In addition to Wallbox, she has served as a board member of Cabify, Glovo, Spotahome, Filmin, Bewe, Revelock and Toqio, since 2014, 2016, 2016, 2020, 2015, 2019, and 2021, respectively. She also serves as an independent board member of Endeavor Spain and Idealista. Prior to founding Seaya in 2012, Ms. González worked at Morgan Stanley, in the finance and investment industry, from 1998 to 2000, Darby Overseas Investments, a private equity firm, from 2002 to 2003, Excel Partners, a private equity firm, from 2003 to 2004, and Fonditel, the largest pension fund in Spain, from 2005 to 2011. Ms. González holds a Finance degree from CUNEF and an MBA from Columbia Business School. The Board believes that Ms. González is qualified to serve on the Board because of her extensive experience managing funds in the technology sector.

(c)	Reappointment of Francisco J. Riberas Mera as non-executive director

In accordance with the nomination made by the Board, it is proposed to reappoint Francisco J. Riberas Mera as non-executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year of 2026.

Francisco J. Riberas Mera has performed his tasks satisfactorily and based upon this performance of tasks since his prior appointment, the Board believes that Francisco J. Riberas Mera is the appropriate candidate for this position.

Mr. Riberas, 60 years old, has been on the board of directors of Gestamp, a Spanish multinational group specialized in the design, development and manufacture of metal automotive components, since its incorporation in 1997. Mr. Riberas holds a Law degree and Economics and Business Administration degree from Comillas Pontifical University. Mr. Riberas began his professional career in the Gonvarri Group as director of Corporate Development and later as Managing Director. In 1997, Mr. Riberas formed Gestamp. Mr. Riberas sits on the management bodies of other Gestamp affiliates and of companies in Acek Group, including in the Gonvarri Group, Acek Energias Renovables and Inmobiliaria Acek. He is also a member of other boards of directors, including Telefonica and CIE Automotive. In addition, he is chairman of the Spanish Association of Automotive Suppliers (Sernauto) and chairman of the Fundación Consejo España China, among others. The Board believes that Mr. Riberas is qualified to serve on the Board because of his extensive experience in the automotive industry.

(d)	Reappointment of Ferdinand Schlutius as non-executive director

In accordance with the nomination made by the Board, it is proposed to reappoint Mr. Schlutius as non-executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2026.

Mr. Schlutius has performed his tasks satisfactorily and based upon this performance of tasks since his prior appointment, the Board believes that Mr. Schlutius is the appropriate candidate for this position.

Mr. Ferdinand Schlutius, 34 years old, is Co-CEO of ABL GmbH, company member of Wallbox Group. Previously he was the Head of Sales of ABL Group. Mr. Ferdinand Schlutius studied for a Bachelor degree in Business and Economics at WU Vienna. The Board believes that Mr. Ferdinand Schlutius is qualified to serve on the Board because of his extensive experience in the eMobility market.

(e)	Reappointment of Jordi Lainz Gavalda as non-executive director

In accordance with the nomination made by the Board, it is proposed to reappoint Mr. Jordi Lainz Gavalda as non-executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2026.

Mr. Lainz has performed his tasks satisfactorily and based upon this performance of tasks since his prior appointment, the Board believes that Mr. Lainz is the appropriate candidate for this position.

Mr. Lainz, 56 years old, has served as CFO of the Company from March 2019 until May 2024. Prior to joining Wallbox, Mr. Jordi Lainz Gavalda served as Corporate Director and CFO of Eurofred Group, distributor of air conditioning and industrial heating systems, from June 2011 to February 2019. Prior to Eurofred Group, Mr. Jordi Lainz Gavalda served as a director and member of the audit committee of Ficosa International, S.A., au automotive global supplier, from May 1998 to May 2011. Mr. Jordi Lainz Gavalda, holds an Economics degree from University of Barcelona and is an auditor in Spain (Censor Jurado de Cuentas). The Board believes that Mr. Jordi Lainz Gavalda is qualified to serve on the Board because of his extensive experience in the automotive sector and his familiarity with the Company and its business having served as the Company’s Chief Financial Officer.

(f)	Appointment of Juan González del Castillo Burgos as non-executive director

In accordance with the nomination made by the Board, it is proposed to appoint Mr. Juan González del Castillo Burgos as non-executive director of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2026.

Ms. González del Castillo, 41 years old, is Partner, COO, and CFO at Seaya, a Spanish venture capital firm specialising in technology companies. He serves on the boards of several companies, including The Hotels Network, Savana, Cafler, and Aquí tu Reforma. Additionally, he actively oversees various portfolio companies such as Cabify, Glovo, Clarity, Flexcar, and Biome Makers. He is also a board member of the Seaya investment platform. Before joining Seaya, Ms. González del Castillo worked at KPMG from 2008 to 2018, where he focused on audit and deal advisory. He holds a degree in Finance and a Master’s in Auditing, and he is a registered member of the Official Register of Account Auditors in Spain. The Board believes that Mr. González del Castillo is qualified to serve on the Board because of his extensive financial experience.

(6)	Authorization of the board to acquire shares in its own capital (voting item)

On 7 June 2024, the general meeting of the Company resolved to authorize the Board, for a period ending 18 months following 7 June 2024, to acquire fully paid-up shares in the capital of the Company by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the shares on the New York Stock Exchange (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company’s issued capital (determined as at 7 June 2024).

It is now proposed to renew the authorization, and hence to authorize the Board, for a period ending 18 months following the date of the AGM, to acquire fully paid-up shares in the capital of the Company by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the shares on the New York Stock Exchange (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company’s issued capital (determined as at the date of the AGM).

In case the AGM does not approve the proposed renewed authorization, the authorization granted by the general meeting of the Company on 7 June 2024 will remain in force.

(7)	Designation of the Board as the corporate body authorized to issue shares and grant rights to subscribe for shares (voting item)

On 1 October 2021, the general meeting of the Company resolved to designate the Board, for a period ending 5 years following 1 October 2021, as the corporate body authorized to (a) issue shares and/or to grant rights to subscribe for shares (rechten tot het nemen van aandelen) in the capital of the Company up to the authorized capital of the Company as included in the articles of association of the Company from time to time (Issuance Designation) and (b) limit and/or exclude pre-emptive rights in relation to an issuance of shares in the capital of the Company or a granting of rights to subscribe for shares in the capital of the Company, as referred to under (a) above.

It is now proposed by the Board to extend the Issuance Designation for five years, and hence to designate the Board, for a period ending 5 years following the date of the AGM, as the corporate body authorized to issue shares and/or to grant rights to subscribe for shares (rechten tot het nemen van aandelen) in the capital of the Company up to the authorized capital of the Company as included in the articles of association of the Company from time to time.

In case the AGM does not approve the proposed extended designation, the Issuance Designation will remain in force until 1 October 2026.

(8)

Designation of the Board as the corporate body authorized to limit and/or exclude pre-emptive right rights in relation to an issuance of shares or a granting of rights to subscribe for shares (voting item)

On 1 October 2021, the general meeting of the Company resolved to designate the Board, for a period ending 5 years following 1 October 2021, as the corporate body authorized to (a) issue shares and/or to grant rights to subscribe for shares (rechten tot het nemen van aandelen) in the capital of the Company up to the authorized capital of the Company as included in the articles of association of the Company from time to time and (b) limit and/or exclude pre-emptive rights in relation to an issuance of shares in the capital of the Company or a granting of rights to subscribe for shares in the capital of the Company, as referred to under (a) above (Pre-emptive Rights Designation).

It is now proposed by the Board to extend the Pre-emptive Rights Designation for five years, and hence to designate the Board, for a period ending 5 years following the date of the AGM, as the corporate body authorized to limit and/or exclude pre-emptive rights in relation to an issuance of shares in the capital of the Company or a granting of rights to subscribe for shares in the capital of the Company, as referred to under agenda item 8 above.

In case the AGM does not approve the proposed extended authorization, the Pre-emptive Rights Designation will remain in force until 1 October 2026.

(9)	Reappointment of Ernst & Young Accountants, LLP as external auditor for the financial year 2025 (voting item)

It is proposed to reappoint and instruct Ernst & Young Accountants, LLP as external auditor for the audit of the annual accounts of the Company for the financial year 2025. This proposal is based on the positive outcome of an evaluation and selection procedure performed by the Company.

(10)	Increase of the authorized capital and amendment of the articles of association of the Company (voting item)

It is proposed by the Board to amend the authorized capital for the ordinary class A shares in the capital of the Company (Class A Shares) in article 5.2 of the articles of association of the Company and, accordingly, the total authorized capital of the Company in article 5.1 of the articles of association of the Company, by amending the articles of association of the Company.

The current authorized capital of the Company allows for the issuance of a maximum of 409,770,000 Class A Shares. To create further flexibility for the Company to raise capital, it is proposed to increase the number of Class A Shares in the authorized capital up to 730,500,000 Class A Shares, as reflected in the proposed deed of amendment of the articles of association of the Company (Deed of Amendment AoA I).

The proposed amendments are reflected in the draft Deed of Amendment AoA I. A version of this document showing the proposed amendments to the articles of association of the Company is available at the offices of the Company and on the Company’s website. In addition, shareholders will have the opportunity to receive a copy of the proposal until the day of the AGM, at no extra charge.

This agenda item also includes the proposal to authorize each member of the Board and also each employee of Loyens & Loeff N.V., severally, to have the Deed of Amendment AoA I executed.

(11)	Reverse stock split and amendment of the articles of association of the Company (voting item)

It is proposed by the Board to authorize the Board, in its discretion, to execute a reverse stock split of the ordinary class A shares in the capital of the Company (Class A Shares), ordinary class B shares in the capital of the Company (Class B Shares) and ordinary conversion shares in the capital of the Company (Conversion Shares, and together with the Class A Shares and the Class B Shares: Shares), with a range between 10:1 and 40:1 (Split Ratio Range).

The primary purpose for effecting the reverse stock split would be to increase the per-share trading price of the Class A Shares to maintain their listing on the New York Stock Exchange (NYSE). A listing on NYSE requires that listed securities maintain a minimum bid price of USD 1.00 (Minimum Bid Price) per share (Minimum Bid Price Rule). On 21 November 2024, the Company received a deficiency letter from the NYSE, notifying the Company that, for a consecutive 30 trading-day period, the average closing price for the Class A Shares was below the Minimum Bid Price.

On 2 December 2024, the Company notified the NYSE that it intends to cure the share price deficiency and to regain compliance with the NYSE continued listing standards. Pursuant to the rules of the NYSE, the Company can regain compliance at any time within the six-month period following receipt of the NYSE notice if, on the last trading day of any calendar month during the cure period the Company has a closing share price of at least USD 1.00 and an average closing share price of at least USD 1.00 over the 30 trading-day period ending on the last trading day of that month.

If and when the Board determines to implement the reverse stock split, the reverse stock split ratio will be set within the Split Ratio Range and with the proviso that (i) the reverse stock split will be implemented in such a way that it does not entail a share capital reduction and (ii) the reverse stock split ratio as established by the Board will be the same for each class of Shares. If the reverse stock split is implemented, the reverse stock split ratio as established by the Board will be announced in accordance with applicable laws and regulations.

Subject to shareholder approval at the AGM, the Board will have the authority, to elect, at any time after the AGM, to effect a reverse stock split. The Board will have the flexibility to decide whether or not to effect a reverse stock split, and at what ratio within the Split Ratio Range, is in the Company’s best interests.

Each shareholder will own a reduced number of Class A Shares, Class B Shares and/or Conversion Shares following effectiveness of the reverse stock split. However, the Company expects that the market price of the Class A Shares immediately after the reverse stock split will increase above the market price of the Class A Shares immediately prior to the reverse stock split, which is designed to help the Company regain and maintain compliance with the Minimum Bid Price Rule. The reverse stock split will affect all shareholders uniformly and will not affect any shareholder’s percentage ownership interest in the Company (except to the extent that the reverse stock split would result in any of the shareholders owning a fractional interest as described below). Proportionate voting rights and other rights of the holders of Shares will not be affected by the proposed reverse stock split (except to the extent that the reverse stock split would result in any shareholders owning a fractional interest as described below).

Likewise, the reverse stock split will affect all holders of warrants and outstanding equity awards under the Company’s incentive and stock option plans, as ultimately determined by the Board in accordance with the terms of such plans and warrant agreements. In any case, to the extent that the reverse stock split would result in a fractional position, the relevant positions in such warrants and plans will be rounded down, unless otherwise provided in the relevant plans or agreements or otherwise ultimately determined by the Board in accordance with the terms of such plans and warrant agreements.

The nominal value per Class A share, Class B Share and Conversion Share would be adjusted from EUR 0.12, EUR 1.20 and EUR 1.08 per share, respectively, before the reverse stock split to a proportionately increased nominal value per share (based on the final split ratio) after the reverse stock split, as described further below. Correspondingly, the authorized number of Class A Shares, Class B Shares and Conversion Shares in the authorized capital at the time would be proportionately decreased (based on the final split ratio) in article 5.2 of the articles of association of the Company (to be rounded upwards to whole numbers of shares, if applicable). Accordingly, the total authorized capital of the Company at the time in article 5.1 of the articles of association of the Company may slightly increase.

Shares that are held in registered form in the Company’s shareholders’ register or in the register maintained by the Company’s U.S. transfer agent, Continental Stock Transfer & Trust Company, will be consolidated and converted into shares based on the new nominal value to be determined in accordance with the final share split ratio. Any fractional shares created as a result of such consolidation and conversion will be subject to the rights specified in article 38 of the draft deed of amendment of the articles of association of the Company (Deed of Amendment AoA II), as referenced below. Notwithstanding the above, any fractional Class A Shares resulting from the final share split ratio will, as much as possible, be aggregated in a whole number of Class A Shares and sold, as a result of which respective registered shareholders will receive a cash payment from Continental Stock Transfer & Trust Company in lieu of such holder’s fractional share.

For persons holding their shares in “street name” through a bank, broker or nominee, positions will be rounded down as a result of the share consolidation. As a result, shareholders entitled to fractional Shares in accordance with the final share split ratio will receive a cash payment from their relevant bank or nominee. In this regard, such shareholders (holding Shares through a bank, broker or other nominee) should note that such banks, brokers or other nominees may have different procedures for processing the reverse stock split than those that would be put in place by the Company for registered shareholders that hold such shares directly, and their procedures may result, for example, in differences in the precise cash amounts being paid by such nominees in lieu of a fractional share. If you hold your Shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your bank, broker or nominee.

The cash payment paid will be equal to the fraction of a share to which such holder would otherwise be entitled multiplied by the closing price per Class A Share on the trading day immediately preceding the effective date of the reverse share split as reported by NYSE (as adjusted to give effect to the final share split ratio). No transaction costs would be assessed to shareholders for the cash payment. Shareholders would not be entitled to receive interest for their fractional shares for the period of time between the effective date of the reverse share split and the date payment is issued or received.

In addition, notwithstanding the decrease in the number of outstanding shares following the reverse stock split, the Board does not intend for this transaction to be the first step in a series of plans or proposals of a “going private transaction” within the meaning of Rule 13e-3 of the Securities Exchange Act of 1934, as amended.

For the purpose of the reverse stock split the authorization by the General Meeting to execute the reverse stock split will, as proposed by the Board, also include an approval to (i) amend articles 5.1 and 5.2 of the articles of association of the Company, (ii) add a new article 38 to the articles of association of the Company and (iii) amend the definition of “Final Conversion Event” of article 1.1 of the articles of association of the Company (see further below). The proposed amendments are reflected in the draft Deed of Amendment AoA II. A version of this document showing the proposed amendments to the articles of association of the Company is available at the offices of the Company and on the Company’s website. In addition, shareholders will have the opportunity to receive a copy of the proposal until the day of the AGM, at no extra charge.

The Class A Shares are currently registered under section 12(b) of the U.S. Securities and Exchange Act of 1934 (the “Exchange Act”), and the Company is subject to the periodic reporting and other requirements of the Exchange Act. The reverse stock split will not affect the registration of the Class A Shares under the Exchange Act or the applicable periodic reporting requirements.

This agenda item also includes the proposal to authorize each member of the Board and also each employee of Loyens & Loeff N.V., severally, to have the Deed of Amendment AoA II executed.

The proposed amendment to the articles of association of the Company will not change the terms of the Shares. After the reverse stock split, the respective classes of Shares will have the same voting rights and rights to dividends and distributions as under the current articles of association of the Company. The definition of “Final Conversion Event” of article 1.1 of the articles of association of the Company will be amended based on the final split ratio. Under the current association of the Company, this definition reads as “(…) less than twenty percent (20%) of the aggregate number of issued and outstanding Class B Shares held by the Initial Holders on the Closing Date”. It is proposed to amend this definition as follows: “(…) less than twenty percent (20%) of (x) the aggregate number of issued and outstanding Class B Shares held by the Initial Holders on the Closing Date divided by (y) [number]”, whereby (y) shall be based on the final split ratio.

Any if board members and officers of the Company are hereby authorized, empowered and directed to prepare, execute, file or deliver, or cause to be prepared, executed, filed and/or delivered, any and all applications, notices or other documents that they deem necessary or appropriate to effectuate the Reverse Share Split, including any filings with NYSE.

(12)	Cancellation of fractional shares held or acquired by the Company (voting item)

It is proposed by the Board to cancel any or all fractional shares in the capital of the Company held or repurchased by the Company as a result of the reverse stock split or otherwise. This cancellation may be executed by the Board in one or more tranches, up to the date of the Company’s annual general meeting to be held in 2026.

The number and class(es) of fractional shares that will be cancelled (whether or not in tranches) shall be determined by the Board.

(13)	Offset of losses against share premium (voting item)

In view of the Company’s individual balance sheet as at December 31, 2024, which forms part of the individual annual accounts of the Company as at such date that are submitted for approval under the third item of the agenda, the Company has, among others, the following share premium amounting to EUR 531,113,000.

According to the aforementioned balance sheet, and once the proposed appropriation of losses is approved (as it is proposed to the General Meeting under the third item of the agenda, that is, the application of the result of the financial year 2024 to “accumulated deficit”), the total “accumulated deficit” account amounts to EUR 635,483,000.

With the aim of strengthening and improving the Company’s balance sheet, it is proposed by the Board to apply an amount of EUR 531,113,000 of the share premium account to offset the “accumulated deficit” of the Company on such amount.

Likewise, it is proposed to authorize the Board, to apply amounts from the share premium account to offset, in whole or in part, any amounts of accumulated deficit, as allocated in the Company’s adopted annual financial statements, from time to time, provided that (i) a balance sheet of the Company no older than 3 months shows that the amount of share premium reserve is sufficient for purposes of such offset, (ii) in the opinion of the Board, the contemplated offset is in the best interest of the Company and its stakeholders, and (iii) the Board shall have determined in advance that the Company, after the contemplated offset, will continue to be able to fulfil its obligations under debts which have become due and payable

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